UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For August 2013

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 25, 2013, Fuwei Films (Holdings) Co., Ltd. (the “Company”) received a letter from The Nasdaq Stock Market (“NASDAQ”) indicating that as a result of the Company’s failure to have a minimum Market Value of Publicly Held Shares (MVPHS) of $5,000,000, the Company was not in compliance with the NASDAQ requirements for continued listing set forth in NASADQ Marketplace Rule 5450(b)(1)(c).

On August 30, 2013, NASDAQ notified the Company that for the last 10 consecutive business days, from August 16, 2013 to August 29, 2013, the Company’s MVPHS has been $5,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

A copy of the press release regarding receipt of the letter from NASDAQ is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1      Press Release dated September 3, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By: /s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: September 3, 2013